                                                                    Exhibit 99.1


THIRD QUARTER RESULTS                                Wednesday, October 17, 2001
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise.
Historical per share information reflects the impact of the December 1999 two-for-one stock split and the treasury stock method, retroactively applied)



                      CELESTICA ANNOUNCES THIRD QUARTER AND
                          NINE MONTH FINANCIAL RESULTS

      Fourth Quarter Outlook Benefits from Restructuring, Key Acquisitions


--------------------------------------------------------------------------------
                                   HIGHLIGHTS

           NINE MONTHS ENDED SEPT. 30                     2001                 2000         CHANGE
           --------------------------                     ----                 ----         ------

                    Revenue                               $7.6B                $6.3B         +20%
                    Adjusted Net Earnings                 $245M                $187M         +31%
                    Adjusted EPS                          $1.08                $0.89         +21%

                    Cash Provided by Operations           $401M               $(238M)       +$639M
                    Cash Position                         $966M                $942M         +$24M


           Q3 ACTUALS/Q4 GUIDANCE                    Q3 2001 ACTUAL      Q4 2001 GUIDANCE
           ----------------------                    --------------      ----------------
                    Revenue                               $2.2B            $2.2B - $2.6B
                    Adjusted EPS                          $0.27            $0.27 - $0.35

--------------------------------------------------------------------------------



TORONTO, Canada - Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the third quarter and nine months ended September 30, 2001.

For the nine-month period ended September 30, 2001, revenue was $7,556 million, up 20 per cent from $6,304 million for the same period last year. Adjusted net earnings were $245.1 million, up 31 per cent from $187.2 million last year. Adjusted net earnings per share were $1.08, up 21 per cent from $0.89 for the same period last year. Year-to-date one-time pre-tax charges amounted to $136.6 million of which $76 million represented non-cash charges.

Reflective of weak end-market demand, revenue for the three months ended September 30, 2001 was $2,203 million, down 15 per cent from $2,600 million in the third quarter of 2000. Adjusted net earnings, which exclude the after-tax impact of amortization of intangible assets, integration costs related to acquisitions and one-time charges, decreased 23 per cent to $64.7 million, compared to $83.9 million in the same period last year. Adjusted net earnings per share were $0.27, down 29 per cent from a year ago. The company's guidance for the third quarter, which was provided in July, was for revenue of $2.2 - $2.5 billion with adjusted earnings per share of $0.27 - $0.35.

During the quarter, the company recorded a one-time pre-tax charge of $79.6 million. This included a previously announced restructuring charge of $43.5 million, as well as a non-cash charge of $36.1 million associated with the re-valuing of certain assets, primarily goodwill and intangible assets.

Cash provided from operations in the third quarter was $450 million and inventory, excluding the affects of acquisitions made in the quarter, decreased $234 million. Cash at quarter end was $966 million.

 "The major impact on end-markets associated with the global downturn in communications and information technology spending has created a challenging environment but, we are responding in a focussed and effective manner," said Eugene Polistuk, chairman and CEO, Celestica. "During this period, the organization has been concentrating its efforts on reducing costs and improving operating efficiency. We believe that by continuing with this approach, Celestica will be able to further drive cost reductions for its customers while still maximizing its operating returns.

"In this difficult environment, we have kept our balance sheet strong and are generating positive cash flow from operations. We can't predict when end-markets will turn around but remain committed to investing in strategic long-term opportunities such as the recent expansion of our relationship with Lucent and our acquisition of Omni Industries. The long-term outsourcing opportunity ahead of us is significant and we believe we will be one of the key beneficiaries of this trend."

Given the current end-market challenges, the company also announced that it will incur further pre-tax restructuring charges between $100 million to $130 million in the fourth quarter as it continues to balance supply with ongoing end-market difficulties.

Although the current economic uncertainty is making it more difficult to provide guidance, the company does expect to post sequential gains in revenue, margins and cash net earnings in the fourth quarter. The company expects revenues in the range of $2.2-$2.6 billion, and adjusted net earnings per share of approximately $0.27-$0.35 as it starts to benefit from its restructuring activities, new outsourcing agreements and recent acquisitions.


ABOUT CELESTICA
Celestica is a world leader in electronics manufacturing services (EMS) for industry-leading original equipment manufacturers (OEMs), primarily in the computer and communications sectors. With facilities in North America, Europe, Asia and Latin America, Celestica provides a broad range of services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service.

For further information on Celestica, visit its website at www.celestica.com. The company's security filings can also be accessed at www.sedar.com and www.sec.gov.



                                                                     more...

SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov.


AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THE COMPANY'S THIRD QUARTER FINANCIAL RESULTS, AND REVENUE AND ADJUSTED EARNINGS GUIDANCE FOR THE FOURTH QUARTER ENDING DECEMBER 31, 2001.


Contacts:
Laurie Flanagan                                   Paul Carpino
Celestica Corporate Communications                Celestica Investor Relations
(416) 448-2200                                    (416) 448-2211
media@celestica.com                               clsir@celestica.com



                                                                     more...

                                 CELESTICA INC.

                           CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                    DECEMBER 31     SEPTEMBER 30
                                                         2000           2001
                                                   --------------  -------------
ASSETS
Current assets:
  Cash and short-term investments................. $     883,757   $     965,899
  Accounts receivable ............................     1,785,716       1,313,473
  Inventories ....................................     1,664,304       1,671,137
  Prepaid and other assets........................       138,830         132,349
  Deferred income taxes...........................        48,357          31,687
                                                   -------------   -------------
                                                       4,520,964       4,114,545
Capital assets ...................................       633,438         890,824
Intangible assets ................................       578,272         794,630
Other assets .....................................       205,311         137,593
                                                   -------------   -------------
                                                   $   5,937,985   $   5,937,592
                                                   =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................ $   1,730,460   $     886,541
  Accrued liabilities.............................       466,310         425,340
  Income taxes payable............................        52,572          16,170
  Deferred income taxes...........................         7,702           7,710
  Current portion of long-term debt ..............         1,364             187
                                                   -------------   -------------
                                                       2,258,408       1,335,948
Accrued post-retirement benefits .................        38,086          44,982
Long-term debt ...................................       130,581         130,154
Other long-term liabilities.......................         3,000           3,115
Deferred income taxes.............................        38,641          13,762
                                                   -------------   -------------
                                                       2,468,716       1,527,961
Shareholders' equity:
  Convertible debt................................       860,547         879,994
  Capital stock (note 4)..........................     2,395,414       3,294,216
  Retained earnings...............................       217,512         238,568
  Foreign currency translation adjustment.........        (4,204)         (3,147)
                                                    ------------    -------------
                                                       3,469,269       4,409,631
                                                    ------------    ------------
                                                   $   5,937,985   $   5,937,592
                                                   =============   =============


          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ
                   IN CONJUNCTION WITH THE ANNUAL CONSOLIDATED
                              FINANCIAL STATEMENTS.





                                                                     more...

                                 CELESTICA INC.

            CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                                           SEPTEMBER 30                    SEPTEMBER 30
                                                         2000            2001           2000          2001
                                                   --------------  -------------  --------------  ------------
Revenue...........................................   $  2,600,149   $ 2,202,950     $  6,304,355   $ 7,556,231
Cost of sales.....................................      2,416,646     2,053,406        5,864,430     7,021,208
                                                     ------------    ----------     ------------    ----------
Gross profit......................................        183,503       149,544          439,925       535,023
Selling, general and administrative expenses .....         85,121        79,404          216,603       254,863
Amortization of intangible assets ................         25,607        32,158           60,178        89,866
Integration costs related to acquisitions ........          4,842        10,017           10,413        20,140
Other charges (note 5)............................              -        79,614                -       136,612
                                                     ------------    ----------     ------------    ----------
Operating income (loss)...........................         67,933       (51,649)         152,731        33,542
Interest on long-term debt........................          3,706         4,463           11,463        13,912
Interest income, net..............................         (8,935)       (9,538)         (24,786)      (24,985)
                                                     ------------    -----------    ------------    ----------
Earnings (loss) before income taxes...............         73,162       (46,574)         166,054        44,615
                                                     ------------    -----------    ------------    ----------
Income taxes:
  Current (recovery)..............................         23,225        (4,006)          54,168        15,308
  Deferred (recovery).............................         (5,740)       (3,911)         (11,318)       (2,675)
                                                     -------------   -----------    -------------   -----------
                                                           17,485        (7,917)          42,850        12,633
                                                     ------------    -----------    ------------    ----------
Net earnings (loss) for the period................         55,677       (38,657)         123,204        31,982

Retained earnings, beginning of period............         83,735       281,114           16,208       217,512
Convertible debt accretion, net of tax............         (2,098)       (3,889)          (2,098)      (10,926)
                                                     -------------   -----------    -------------   -----------
Retained earnings, end of period..................   $    137,314    $  238,568     $    137,314    $  238,568
                                                     ============    ==========     ============    ==========

Basic earnings (loss) per share...................   $      0.26     $    (0.20)    $       0.61    $     0.10


Diluted earnings (loss) per share (note 2)........   $      0.25     $    (0.20)    $       0.59    $     0.10


Weighted average number of shares outstanding:
   - basic (in thousands)......................          203,003        218,066          198,633       208,021
   - diluted (in thousands) (note 2)..............       220,007        218,066          210,033       226,605



                CONSOLIDATED STATEMENTS OF ADJUSTED NET EARNINGS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                          THREE MONTHS ENDED            NINE MONTHS ENDED
                                                             SEPTEMBER 30                  SEPTEMBER 30
                                                         2000            2001           2000            2001
                                                   --------------  -------------- --------------  --------------

Adjusted net earnings (1).........................    $    83,925     $  64,685     $   187,189     $  245,070


Adjusted net earnings per share - basic...........    $      0.40     $    0.28     $      0.93     $     1.13


Adjusted net earnings per share - diluted (2)
(note 2)..........................................    $      0.38     $    0.27     $      0.89     $     1.08


(1) Adjusted net earnings exclude the after-tax effect of integration costs related to acquisitions, other charges and amortization of intangible assets

(2) For purposes of the diluted per share calculation for the three months ended September 30, 2001, the weighted average number of shares outstanding, in thousands, was 235,665.

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                    ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.


                                                                         more...

                                 CELESTICA INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                         THREE MONTHS ENDED             NINE MONTHS ENDED
                                                            SEPTEMBER 30                   SEPTEMBER 30
                                                        2000            2001           2000            2001
                                                   -------------- --------------  --------------  --------------
   CASH PROVIDED BY (USED IN):
   OPERATIONS:
   Net earnings (loss) for the period .............. $    55,677    $    (38,657)   $    123,204    $     31,982
   Items not affecting cash:
     Depreciation and amortization..................      58,335          84,297         145,584         225,324
     Deferred income taxes..........................      (5,740)         (3,911)        (11,318)         (2,675)
     Other charges (note 5).........................           -          58,706               -          75,934
     Other..........................................         (65)          2,194          (9,400)          3,485
                                                     ------------   ------------    -------------   ------------
  Cash from earnings................................     108,207         102,629         248,070         334,050
                                                     -----------    ------------    ------------    ------------
  Changes in non-cash working capital items:
     Accounts receivable............................    (385,595)        324,928        (710,417)        498,752
     Inventories....................................    (332,612)        270,525        (607,264)        447,211
     Other assets...................................     (48,497)        (10,808)        (89,521)         80,482
     Accounts payable and accrued liabilities.......     543,580        (219,214)        911,203        (923,727)
    Income taxes payable...........................       16,888         (18,345)          9,481         (35,628)
                                                     -----------    -------------   ------------    -------------
     Non-cash working capital changes...............    (206,236)        347,086        (486,518)         67,090
                                                     ------------   ------------    -------------   ------------
    Cash provided by (used in) operations...........     (98,029)        449,715        (238,448)        401,140
                                                     ------------   ------------    -------------   ------------

  INVESTING:
    Acquisitions, net of cash acquired..............     (25,927)       (716,304)       (622,660)       (864,421)
    Purchase of capital assets......................     (66,033)        (25,985)       (163,936)       (162,070)
    Other...........................................         735             400          22,382           1,322
                                                     -------------- -------------   -------------   -------------
    Cash used in investing activities...............       (91,225)     (741,889)       (764,214)     (1,025,169)
                                                     -------------- -------------   -------------   -------------

  FINANCING:
    Bank indebtedness...............................         249          (1,607)         (8,631)         (1,607)
    Decrease in long-term debt......................        (520)         (1,039)         (2,201)         (2,692)
    Deferred financing costs........................         (10)         (4,073)           (114)         (4,092)
    Issuance of convertible debt....................     862,865               -         862,865               -
    Convertible debt issue costs....................     (19,405)              -         (19,405)              -
    Issuance of share capital.......................       1,125           2,616         765,799         724,644
    Share issue costs, pre-tax......................           -               -         (26,788)        (10,000)
    Other...........................................       3,796             917           2,109             (82)
                                                     -----------    ------------    ------------    -------------
   Cash provided by (used in) financing
   activities.......................................     848,100          (3,186)     1,573,634         706,171
                                                     -----------    ------------- -------------   -------------

    Increase (decrease) in cash.....................     658,846        (295,360)        570,972          82,142
    Cash, beginning of period.......................     283,648       1,261,259         371,522         883,757
                                                     -----------    ------------    ------------    ------------
    Cash, end of period............................. $   942,494    $    965,899    $    942,494    $    965,899
                                                     ===========    ============    ============    ============

    Supplemental information:
     Paid during the period:
      Interest....................................... $       294    $      4,206    $      8,051    $     12,358
      Taxes.......................................... $     8,411    $     38,405    $     40,785    $     70,464

    Non-cash financing activities:
      Convertible debt accretion, net of tax ........ $     2,098    $      3,889    $      2,098    $     10,926
      Shares issued for acquisitions................. $         -    $    178,714    $          -    $    180,744

   Cash is comprised of cash and short-term investments.

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE ANNUAL
                       CONSOLIDATED FINANCIAL STATEMENTS.


                                                                         more...

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

1.   NATURE OF BUSINESS:

     The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the computer and communications industries. The Company has operations in the Americas, Europe and Asia.

     The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada, with a reconciliation to accounting principles generally accepted in the United States, included in the annual consolidated financial statements.

       The Company experiences seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

     The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except the following:

(a) In the first quarter of 2001, the Company adopted retroactively the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3500 "Earnings per share", which requires the use of the treasury stock method for calculating diluted earnings per share. This change results in an earnings per share calculation which is consistent with United States GAAP. Previously reported diluted earnings per share have been restated to reflect this change.

(b) In July 2001, the CICA approved Handbook Sections 1581 "Business combinations" and 3062 "Goodwill and other intangible assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are consistent with U.S. GAAP.

     Effective July 1, 2001 and for the remainder of the fiscal year, goodwill acquired in business combinations completed after June 30, 2001 will not be amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination apply to business combinations completed after June 30, 2001.

     Upon full adoption of the standards beginning January 1, 2002, the Company will discontinue amortization of all existing goodwill, evaluate existing intangible assets and make any necessary reclassifications in order to conform with the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards. The Company is currently determining the impact of the new standards. It is likely that the elimination of amortization will have a material impact on the financial statements.

     The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of September 30, 2001 and the results of operations and cash flows for the three and nine months ended September 30, 2001 and 2000.

                                                                         more...

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

3.  ACQUISITIONS:

    The Company's business combinations have been accounted for using the purchase method. The results of operations of the net assets acquired are included in these financial statements from their respective dates of acquisition.

     In January 2001, the Company acquired Excel Electronics, Inc. through a merger with Celestica (US) Inc., a subsidiary of the Company. In February 2001, the Company acquired certain assets located in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. In March 2001, the Company acquired certain assets of a repair facility in Japan from N.K. Techno Co., Ltd. In May 2001, the Company acquired certain assets located in Little Rock, Arkansas and Denver, Colorado from Avaya Inc. and in August 2001, acquired certain assets in Saumur, France. In June 2001, the Company acquired Sagem CR s.r.o., in the Czech Republic, from Sagem SA, of France. The purchase price for these acquisitions total $309 million, subject to adjustments.

     In August 2001, the Company acquired certain assets in Columbus, Ohio and Oklahoma City, Oklahoma from Lucent Technologies Inc. for a total purchase of approximately $572 million, subject to adjustments. The Company signed a five year supply agreement with estimated revenue of up to $10 billion over the term of the agreement.

     In August 2001, the Company acquired Primetech Electronics Inc. (Primetech), an electronics manufacturer in Canada. This acquisition provided the Company with additional high complexity manufacturing capability and an expanded global customer base. The former shareholders of Primetech received
0.22 subordinate voting shares of Celestica for each share of Primetech. The total purchase price of $179 million was financed primarily with the issuance of 3,428,319 subordinate voting shares of the Company and the issuance of options to purchase 268,299 subordinate voting shares of the Company. The share consideration was valued based on the average market share price for a reasonable period before and after the date the terms of the acquisition were agreed to and announced.

Details of the net assets acquired in these acquisitions, at fair value, are as follows:

                                                     ACQUISITIONS
                                                     ------------

Current assets....................................     $  502,845
Capital assets....................................        260,110
Other long-term assets............................             96
Goodwill..........................................        143,838
Other intangible assets and intellectual property.        194,541
Liabilities assumed...............................        (41,841)
                                                       ----------
Net assets acquired...............................     $1,059,589
                                                       ==========

Financed by:
 Cash.............................................     $  878,845
 Issue of shares..................................        180,744
                                                       ----------
                                                       $1,059,589
                                                       ==========

     Other intangible assets represent the excess of purchase price over the fair value of tangible assets acquired in facility acquisitions.

     In October 2001, the Company acquired Omni Industries Limited (Omni), an electronics manufacturer headquartered in Singapore. This acquisition will significantly enhance the Company's presence in Asia. The former shareholders of Omni received 0.045 subordinate voting shares of Celestica or a cash payment of S$4.25, for each share of Omni. The total purchase price of approximately $890 million was financed with the issuance of approximately 9.2 million subordinate voting shares of the Company and approximately $475 million in cash.


                                                                         more...

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


4.   OUTSTANDING SHARES:

     As at September 21, 2001, Celestica had outstanding 39,065,950 multiple voting shares, 180,854,203 subordinate voting shares and 17,192,693 options to acquire subordinate voting shares under Celestica's employee incentive plans.


5.   OTHER CHARGES:


                                                          THREE MONTHS ENDED              NINE MONTHS ENDED
                                                             SEPTEMBER 30                    SEPTEMBER 30
                                                         2000             2001           2000           2001
                                                    --------------  --------------  -------------- ------------

Restructuring (a)..................................  $         -     $    43,530     $         -    $   100,528
Other (b)..........................................            -          36,084               -         36,084
                                                    ------------     -----------    ------------    -----------
                                                     $         -     $    79,614     $         -    $   136,612
                                                     ===========     ===========     ===========    ===========

(a)  Restructuring:

     In response to a slowing end market, the Company announced a restructuring plan that focused on facility consolidations and a workforce reduction. The Company recorded a pre-tax restructuring charge of $43,530 for the quarter. The following table details the components of the restructuring charge:

                                                    THREE MONTHS    NINE MONTHS
                                                        ENDED           ENDED
                                                     SEPTEMBER       SEPTEMBER
                                                      30, 2001        30, 2001
                                                      --------        --------

Employee termination costs......................... $    12,193     $    36,258
Lease and other contractual obligations............       7,957          19,896
Facility exit costs and other......................         758           4,524
Asset impairment (non-cash)........................      22,622          39,850
                                                    -----------     -----------
                                                    $    43,530     $   100,528
                                                    ===========     ===========


The following table details the activity through the accrued restructuring liability:

                                                       LEASE AND
                                       EMPLOYEE          OTHER          FACILITY
                                      TERMINATION     CONTRACTUAL      EXIT COSTS
                                         COSTS        OBLIGATIONS       AND OTHER     TOTAL
                                         -----        -----------       ---------     -----

Balance at June 30, 2001...........  $    18,681   $    11,939     $     2,834    $    33,454
Provision..........................       12,193         7,957             758         20,908
Cash payment.......................      (10,815)         (108)           (826)       (11,749)
                                     -----------   -----------     -----------    -----------
Balance at September 30, 2001        $    20,059   $    19,788     $     2,766    $    42,613
                                     ===========   ===========     ===========    ===========


                                                                         more...

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


     Employee terminations were made across all geographic regions of the company with the majority pertaining to manufacturing and plant employees. To date, a total of 8,201 employees have been identified to be terminated. As of September 30, 2001, 6,229 employees have been terminated. The remaining termination costs are expected to be paid out within one year.

     The non-cash charges for asset impairment reflects the write-down of certain long lived assets in Canada, US, Europe, and Mexico that have become impaired as a result of the rationalization of facilities. The asset impairments relate to goodwill, machinery and equipment, buildings and improvements. The assets were written down to their recoverable amounts using estimated cash flows.

     The major components of the restructuring are estimated to be complete by the end of 2002, except for certain long term lease contractual obligations.

     Subsequent to quarter end, the Company announced it would incur an additional restructuring charge of between approximately $100 and $130 million in the fourth quarter.

(b)  Other:

     During the quarter, the Company recorded a non-cash charge of $36,084. This is comprised of a write-down of the carrying value of certain assets, primarily goodwill and other intangible assets.

6.   SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of intangible assets, other charges and integration costs related to acquisitions). The Company monitors enterprise-wide performance based on adjusted net earnings, which is calculated as net earnings before amortization of intangible assets, other charges and integration costs related to acquisitions, net of related income taxes. Inter-segment transactions are reflected at market value.

     The following is a breakdown of: revenue, EBIAT, adjusted net earnings (which is after income taxes) and total assets by operating segment. Certain comparative information has been restated to reflect changes in the management of operating segments.

                                                         THREE MONTHS ENDED             NINE MONTHS ENDED
                                                            SEPTEMBER 30                   SEPTEMBER 30
                                                        2000             2001          2000            2001
                                                   --------------  -------------- --------------  ------------
REVENUE
Americas........................................... $ 1,717,947     $ 1,442,719    $ 4,397,920     $ 4,851,130
Europe.............................................     764,272         641,641      1,637,126       2,385,547
Asia...............................................     213,192         163,849        559,135         575,709
Elimination of inter-segment revenue...............     (95,262)        (45,259)      (289,826)       (256,155)
                                                   -------------    ------------  -------------    ------------
                                                    $ 2,600,149     $ 2,202,950    $ 6,304,355     $ 7,556,231
                                                    ===========     ===========    ===========     ===========


                                                                         more...

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                         THREE MONTHS ENDED             NINE MONTHS ENDED
                                                            SEPTEMBER 30                   SEPTEMBER 30
                                                        2000            2001           2000            2001
                                                   --------------  -------------- --------------  --------------
EBIAT
Americas.......................................... $       55,517  $      38,806  $      129,798  $      146,677
Europe............................................         33,119         23,209          67,835         104,930
Asia..............................................          9,746          8,125          25,689          28,553
                                                   --------------  -------------  --------------  --------------
                                                           98,382         70,140         223,322         280,160
Interest, net.....................................          5,229          5,075          13,323          11,073
Amortization of intangible assets.................        (25,607)       (32,158)        (60,178)        (89,866)
Integration costs related to acquisitions.........         (4,842)       (10,017)        (10,413)        (20,140)
Other charges.....................................             _-        (79,614)             _-        (136,612)
                                                   --------------  -------------- --------------  ---------------
Earnings before income taxes...................... $       73,162  $     (46,574) $      166,054  $       44,615
                                                   ==============  ============== ==============  ==============
Adjusted net earnings............................. $       83,925  $      64,685  $      187,189  $      245,070
                                                   ==============  =============  ==============  ==============

                                                        AS AT SEPTEMBER 30
                                                        2000            2001
                                                   --------------  ---------
TOTAL ASSETS
Americas.......................................... $    3,401,280  $    3,777,646
Europe............................................      1,578,123       1,723,858
Asia..............................................        494,194         436,088
                                                   --------------  --------------
                                                   $    5,473,597  $    5,937,592
                                                   ==============  ==============

     The Company's external revenue allocated by manufacturing location among foreign countries exceeding 10% are as follows:

                                                         THREE MONTHS ENDED              NINE MONTHS ENDED
                                                             SEPTEMBER 30                   SEPTEMBER 30
                                                        2000             2001          2000            2001
                                                   --------------  -------------- --------------  --------------
REVENUE
Canada............................................          30%             19%            32%             22%
United States.....................................          29%             38%            30%             33%
Italy.............................................          13%             12%             7%             13%
United Kingdom....................................          15%             11%            17%             14%

7.    COMPARATIVE FIGURES

     Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.